UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   3)*

FIRST COMMUNITY FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCFG Employee Stock Ownership Plan (“KSOP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 200,681 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 200,681 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
200,681 Shares — Under SEC rules, the KSOP is considered to beneficially own these shares with Messrs. Arneson, Martin and Panowicz, as Trustees of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.18%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James F. Arneson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,647 Shares (Includes 34,417 shares which could acquired within 60 days by the exercise of stock options.)

	6.	Shared Voting Power 200,681 Shares

	7.	Sole Dispositive Power 63,647 Shares (Includes 34,417 shares which could acquired within 60 days by the exercise of stock options.)

	8.	Shared Dispositive Power 200,681 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
264,328 Shares — Mr. Arneson disclaims beneficial ownership of the 200,681 shares considered beneficially held solely because of his role as a trustee of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick L. Martin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 44,503 Shares

	6.	Shared Voting Power 200,681 Shares

	7.	Sole Dispositive Power 44,503 Shares

	8.	Shared Dispositive Power 200,681 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
245,184 Shares —Mr. Martin disclaims beneficial ownership of the 200,681shares considered beneficially held solely because of his role as a trustee of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.21%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Richard Panowicz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,448 Shares (Includes 2,677 shares which could acquired within 60 days by the exercise of stock options)

	6.	Shared Voting Power 200,681 Shares

	7.	Sole Dispositive Power 50,448 Shares (Includes 2,677 shares which could acquired within 60 days by the exercise of stock options)

	8.	Shared Dispositive Power 200,681 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
251,129 Shares — Mr. Panowicz disclaims beneficial ownership of the 200,681shares considered beneficially held solely because of his role as a trustee of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.55%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer FIRST COMMUNITY FINANCIAL GROUP, INC.
	(b)	Address of Issuer's Principal Executive Offices 721 College Street SE Lacey, WA 98503 P. O. Box 3800 Lacey, WA 98509-3800

Item 2.
	(a)	Name of Person Filing FCFG Employee Stock Ownership Plan (“KSOP”) James F. Arneson Patrick Martin A. Richard Panowicz
	(b)	Address of Principal Business Office or, if none, Residence 721 College Street SE Lacey, WA 98503 P. O. Box 3800 Lacey, WA 98509-3800
	(c)	Citizenship Washington, United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number Not Applicable

Item 3.	This statement is not filed pursuant to Rules 13d-1 (b) or 13d-2, and therefore this item is not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 200,681 Shares by KSOP 264,328 Shares by James F. Arneson 245,184 Shares by Patrick L. Martin 251,129 Shares by A. Richard Panowicz
	(b)	Percent of class: 9.18%
	(c)	Number of shares as to which the person has:

	(i) Deemed to have Sole Power to Vote or to Direct the Vote	(ii) Deemed to have Shared Power to Vote or the Direct the Vote	(iii) Deemed to have Sole Power to Dispose or to Direct the Disposition	(iv) Deemed to have Shared Power to Dispose or the Direct the Disposition
KSOP	0	200,681	0	200,681
Arneson	63,647	200,681	60,647	200,681
Martin	44,503	200,681	44,503	200,681
Panowicz	50,570	200,681	50,570	200,681

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002
Date
/s/ James F. Arneson
Signature
James F. Arneson, EVP Chief Financial Officer First Community Financial Group, Inc.
Name/Title

See exhibit 1:    Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on their behalf of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value per share, of First Community Financial Group, Inc., a Washington corporation; and further agree that this Joint Filing Agreement be included as Exhibit 1 to the Schedule 13G.  In evidence thereof, the undersigned hereby execute this Agreement this 13th day of February, 2002.

By:	/s/ James F. Arneson
James F. Arneson

By:	/s/ Patrick L. Martin
Patrick L. Martin

By:	/s/ A. Richard Panowicz
A. Richard Panowicz